VIA EDGAR

September 10, 2013

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	WST Investment Trust
File Nos. 333-189704 and 811-22858

Ladies and Gentlemen:

At the request of Vincent J. Di Stefano of the Division of Investment Management, this letter is being submitted on behalf of the WST Investment Trust (the “Trust”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to written comments received from Mr. Di Stefano on July 10, 2013 in connection with the review of registration statement on Form N-1A for the Trust relating to the new series, the WST Asset Manager – U.S. Equity Fund (the “Fund”), filed with the Commission on June 28, 2013.  Set forth below is a summary of Mr. Di Stefano’s comments and the Trust’s responses thereto.

Prospectus

Summary (p. 3):

Fees and Expenses of the Fund (p. 3)

1.          Comment:     Will the Adviser have the ability to recoup fees waived or expenses reimbursed under the agreement referenced in footnote 2 to the fee table? If so, please disclose in the footnote the existence and material terms of the agreement. Also, please include the Expense Limitation Agreement as an exhibit to the registration statement.

Response:     The Adviser will not have the ability to recoup fees waived or expenses reimbursed under the expense limitation agreement. The expense limitation agreement will be included as an exhibit to a forthcoming pre-effective amendment to the registration statement.

2.	Comment: Please move the footnote denoted with an asterisk to the bottom of the fee table.

Response: The footnote denoted with an asterisk is no longer relevant and has been removed.

Principal Investment Strategies (p. 4)

3.          Comment:     The disclosure of the Fund’s strategy is jargon-laden and confusing. Please revise it in plain English. Depending on the nature of the revisions, we may have additional comments.

Response:     The Fund’s strategy has been revised and simplified and now appears on pages 4-5 and 9-10 of the Fund’s prospectus (the “Prospectus”) being filed today as part of the amended registration statement.

5.1        Comment:      Disclosure indicates the Fund will “seek to track the Performance of the WST Asset Manager U.S. Equity Index.” Please explain when and why the index was created, who selects the component securities, how the securities are selected and how often the composition of the index is altered.

Response:      A description of the WST Asset Manager U.S. Equity Index (the “WSTE Index”) has been added on pages 9-10 of the Prospectus, and reads as follows:

Additional Information About the WSTE Index

The WSTE Index is a custom public index created by the Advisor and is published by Bloomberg under the symbol “WSTE” and calculated by S&P Dow Jones Indices LLC, a part of McGraw Hill Financial.  The WSTE Index is comprised of Sector Investments, Fixed Income Investments and Gold Investments. The WSTE Index was formed in January 2013 to show the performance of a model portfolio that implements the Advisor’s S&P 500 sector rotation strategy (designed to capture the returns of U.S. equity markets) coupled with a risk management strategy (designed to minimize extraordinary downside risk).  The WSTE Index is not rebalanced on a set schedule; rather, the Investment Model used by the WSTE Index may cause the investment allocation to change at any time.

Because the Advisor manages the WSTE Index and the Fund with the same Investment Model, the Advisor anticipates that the Fund will be able to substantially replicate the performance of the WSTE Index. However, the performance of the WSTE Index will not reflect the Fund’s management fees, brokerage fees, acquired fund fees or other expenses incurred by the Fund, and therefore, the Fund may not be able to directly track the performance of the WSTE Index. In addition, the Fund may deviate from tracking the WSTE Index if it is determined that tracking the index is likely to violate applicable legal or regulatory restrictions  or could otherwise result in adverse consequences for the Fund.  Situations that may cause the Fund to deviate from tracking the WSTE Index include times of large inflows of cash from new investments, the need to hold cash to meet large redemption requests, and the need to satisfy investment limitations or restrictions under applicable securities or tax laws (e.g, restrictions under the 1940 Act or Subchapter M of the Internal Revenue Code). If these situations occur, the Fund will attempt to adjust portfolio investments while investing as close to the Investment Model as possible.

1 There was not a comment 4 in the correspondence dated July 10, 2013.

Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services LLC, a part of McGraw Hill Financial. Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed to S&P Dow Jones Indices LLC. It is not possible to invest directly in an index. S&P Dow Jones Indices LLC, Dow Jones, S&P and their respective affiliates (collectively “S&P Dow Jones Indices”) do not sponsor, endorse, sell, or promote any investment fund or other investment vehicle that is offered by third parties and that seeks to provide an investment return based on the performance of any index. This document does not constitute an offer of services in jurisdictions where S&P Dow Jones Indices does not have the necessary licenses. S&P Dow Jones Indices receives compensation in connection with licensing its indices to third parties.

6.         Comment:     The Fund’s name requires it to invest at least 80% of assets in U.S. equity securities. Given the Fund’s strategy, is this possible? See, Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response:     The following disclosure has been added to the Prospectus:

Under normal market conditions, the Fund will invest at least 80% of the value of its net assets, plus any borrowing for investment purposes, in Sector Investments (and thus in equity securities of U.S. companies), while a combination of Fixed Income Investments and/or Gold Investments will typically comprise less than 12% of the value of the Fund’s net assets.  This investment policy may change without shareholder approval upon at least 60 days’ prior written notice to shareholders.  Equity securities include, but are not limited to stocks and ETFs and stock baskets that invest primarily in equity securities.  The Fund considers a U.S. company to one that: (i) is organized under the laws of, or has its principal offices in the United States; (ii) has its principal securities trading market in the United States; (iii) alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in the United States; and/or (v) issues securities denominated in U.S. dollars.

The Adviser has indicated that it believes the Fund can comply with investing under normal market conditions at least 80% of the Fund’s assets in U.S. equity securities as required under Rule 35d-1.

7.         Comment:     Please explain the statement “Allocations between the two segments are based on the Advisor’s proprietary quantitative model . . . The Fund intends to track the WSTE Index’s allocation in the two Segments to the extent possible.” How is use of a quantitative model consistent with tracking an index? Under what circumstances would tracking the index not be possible? Please clarify how the Fund will decide what securities to buy and when to sell them.

Response:     Please see the Response to Comment 3 above. The revised disclosure of the Fund’s strategy clarifies that the Investment Model that directs the WSTE Index’s investment allocation is also the Investment Model used by the Fund. The text quoted above at the Response to Comment 5 describes scenarios where the use of the Investment Model, and thus tracking the WSTE Index, may not be possible. The description of the Investment Model indicates that the model will indicate buy and sell signals through an assessment of data related to asset class correlation, volatility, trends and momentum.

8.         Comment:     Disclosure indicates the Fund will “generally invest . . . using exchange-traded funds . . .designed to track the performance of a securities index or sector of an index.” To what ETFs does this disclosure refer? Will the ETFs track an index other than the S&P 500? Please define “basket” in the context of this disclosure.

Response:     Please see the Response to Comment 3 above.  The Fund intends to invest in ETFs that track the performance of one or more of the nine primary industry sectors of the S&P 500 Index, which may include at times, without limitation, the Select Sector SPDRs, which track the sectors of the S&P 500, rather than the index as a whole.   The Fund may also at times invest in ETFs of fixed income securities and ETFs that invest in gold.  “Basket” has been defined on pages 4 and 9 of the Prospectus.

9.         Comment:     Please identify the “gold related investments” referenced in the first paragraph on page 5.  Please revise the risk disclosure on page 8 to conform to the revised strategy disclosure. Also, why are fixed income investments classified as “alternatives”?

Response:     Please see the Response to Comment 3 above.  The disclosure related to Comment 9 has been revised and now appears on pages 5 and 10 of the Prospectus. The disclosure no longer uses the term “alternatives”.

10.       Comment:     Disclosure on page 5 indicates the Fund “has the flexibility to be invested in any combination of the Segments or only in the Alternative Segment.” This appears to be inconsistent with disclosure on page 4 to the effect that the Fund will track an index. Please clarify.

Response:     Please see the Responses to Comments 3, 5 and 7 above.

11.       Comment:      Disclosure elsewhere suggests the Fund will engage in active and frequent trading. If this is correct, please add appropriate disclosure to this section, and summarize the attendant risks, e.g. taxes and increased expenses, in the risk disclosure.

Response:     The following disclosure has been added on pages 5 and 10 of the Prospectus:

The Fund’s investment allocations, determined by the Investment Model, may change frequently and as a result, the Fund expects to engage in frequent portfolio transactions that will likely result in higher portfolio turnover than other mutual funds.  Portfolio turnover is a ratio that indicates how often the securities in a mutual fund’s portfolio change during the year.  A higher portfolio turnover rate indicates a greater number of changes.  Under normal circumstances, the anticipated portfolio turnover rate for the Fund is expected to be significantly greater than 100%.

The Sector Segment (p. 5)

11.        Comment:     Please disclose how the Adviser will determine which sectors have “the least growth potential.”

Response:     Please see the Response to Comment 3 above.  The disclosure no longer contains language related to “the least growth potential.” See also the Response to Comment 7 above.

12.        Comment:     Please disclose how the Fund will “replicate the unmanaged equal-weighted index version” of the various sectors of the S&P 500 Index using ETFs. How can use of a quantitative model of portfolio selection be consistent with replication of an index? Please define the term “Indexed Investments” in the context of the disclosure.

Response:     Please see the Responses to Comments 3 and 7 above. The current version of the prospectus does not use the term Indexed Investments.

13.        Comment:     Disclosure indicates the Fund will “generally be concentrated in a particular industry” when the WSTE Index is concentrated in the industry. Please clarify that the Fund will not concentrate if the Index does not concentrate.

Response: The Fund will not concentrate if the WSTE Index does not concentrate.

The Alternatives Segment (p. 6).

14.        Comment:     Please disclose the Fund’s strategies, or expectations, regarding the maturity, duration and quality of the debt securities included in the “Alternative Component.” Please supplement risk disclosure to include risks of investing in the types of debt securities identified (e.g., junk bond risk, emerging markets risk).

Response:     Please see Response to Comment 3 above.  On pages 5 and 10 of the Prospectus, disclosure has been added to indicate that the Fund may purchase Fixed Income securities with underlying securities of any maturity, duration or credit quality. Because the Fund’s expected exposure to junk bonds or emerging market securities through the Fund’s Fixed Income investments will be limited to less than 10% of the Fund’s net assets, risk disclosure regarding these types of securities is contained in the SAI, rather than the Prospectus.

Other Strategy Information (p. 6)

15.       Comment:     Please disclose when and why “tracking the performance of the WSTE Index and/or model allocation may violate applicable legal or regulatory restrictions.” What other “adverse consequences to the Fund” are contemplated? Also, please disclose how the Fund will invest in such situations.

Response:     See the Response to Comment 7 above.

Principal Risks (p. 6)

16.        Comment:     Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A (e.g., disclose that the information will show changes in the Fund’s performance from year to year and show how the Fund’s average annual returns compare with those of a broad measure of market performance; and disclose that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future).

Response:      The requested disclosure has been added.

17.        Comment:     Has the Adviser ever advised a registered investment company in the past? If not, please include this lack of experience as a risk factor.

Response:     The Adviser has advised a registered investment company in the past.

Tracking Risk (p. 7)

18.        Comment:     Why does the disclosure use the plural “indices” in the first sentence of this section, given preceding disclosure to the effect that the Fund tracks a single index? To what indices does the disclosure refer? What securities may be temporarily unavailable? Why might they be unavailable?

Response:     Disclosures related to Tracking Risk have been revised on pages 5 and 11 of the Prospectus, and now read as follows:

Correlation and Tracking Risk:  Correlation and tracking risk refers to the risk that the Fund’s performance may vary somewhat from the of the performance of the index it seeks to track (i.e., the WSTE Index) due to such factors as the Fund’s cash flow, differences in the Fund’s expenses and investment limitations, and timing differences associated with additions to and deletions from the index.

Investment Objectives, Principal Investment Strategies and Related Risks (p. 10)

19.        Comment:     Please state that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable. See Item 9 of Form N-1A.

            Response:     The disclosure required under Item 9 on Form N-1A was previously disclosed on page 31 of the original version of the prospectus. However, the disclosure has now been moved to page 14 of the Prospectus.

Prior Performance of Separate Accounts . . . (p. 14)

20.        Comment:     Please revise the disclosure to indicate that the returns presented are net of all actual fees and expenses, and confirm that the figures provided reflect this revision. See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Response:     The requested disclosure has been added.

Additional Information about the Fund’s Investment Objectives, Investment Strategies and Risks (p. 15)

21.        Comment:     Please replace “Fund” with “Adviser” in the last sentence of the first paragraph of this section, as the Adviser, not the Fund, would be subject to registration as a commodity pool operator. Please provide the legal basis for concluding that attempting to make investments in accordance with Rule 4.5 under the Commodity Exchange Act, and filing a notice of eligibility for exclusion from the definition of the term “commodity pool operator” suffice to enable the Fund or Adviser to avoid regulation as a commodity pool operator.

Response:     The subject disclosure regarding Rule 4.5 has been revised on page 14 of the Prospectus and now appears  reads as follows:

“To the extent the Fund makes investments regulated by the Commodities Futures Trading Commission (the “CFTC”), the Fund intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act (“CEA”). The Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 and therefore, the Fund is not subject to registration or regulation as a commodity pool operator under the CEA. If the Fund is unable to comply with the requirements of Rule 4.5, it may be required to modify its investment strategies or be subject to CFTC registration requirements, either of which may have an adverse effect on the Fund.”

Back Cover Page

22.	Comment: Please disclose the Fund’s 1940 Act registration number.

Response:     The requested disclosure has been added.

Statement of Additional Information

Investment Limitations (p.11)

23.        Comment:     Please explain, with respect to the Fund’s borrowing policy, why the Fund’s entry into derivatives positions will not constitute borrowing (e.g., will the Fund segregate assets?).

Response:     Both the current and the original version of the SAI contain explanatory disclosure at the end of the Investment Limitations section, including the following, which indicates that the Fund will segregate assets as appropriate:

“The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.”

24.        Comment:     With respect to the Fund’s concentration policy, please clarify that revenue bonds issued by states or municipalities should be included in the industry of the project from which the revenues are derived (e.g., hospital bonds would be considered health care industry securities)

Response:     The subject disclosure has been revised on page 12 of the SAI and now reads as follows:

Invest more than 25% of its total assets in securities of issuers in any particular industry.  For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) and investments in other registered investment companies are not considered to be issued by members of any industry

25.        Comment:     Please note that, with respect to concentration, the Fund should look through any affiliated funds; and, to the extent the fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. (e.g., if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry. The Fund cannot ignore the investments in an underlying fund if it has reason to know what the underlying fund will be invested in.

Response:     The comment is appropriately noted.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 919-420-1832.  Thank you for your consideration.

Sincerely,

/s/ Thomas W. Steed III

Thomas W. Steed III

cc:	Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Roger H. Scheffel Jr., Initial Trustee